VOZROZHDENIE
BANK

File № 82-4257

MAIL PROCESSING SECTION
RECEIVED
SEP 0 5 2006
WASHINGTON, D.C.
213

Date: 14 July 2006

No: 1101/5516

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06016598

Re: Exemption № 82-4257

SUPPL

<u>The message</u>

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you two messages:

1. Message about beginning (opening day) of share placement;
2. Message about results of exercising pre-emptive right to purchase shares of additional issue.

PROCESSED
SEP 0 8 2006
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

9/7

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

MESSAGE

about beginning (opening day) of share placement

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Content of the Message
2.1. Information about distributed shares: 2.1.1. Category (type), series and other identification characteristics of securities: ordinary non-documentary registered shares. 2.1.2. Maturity date (for bonds and options of the issuer): not stated for shares. 2.1.3. State registration number of the share issue (additional issue) and the date of state registration: 10101439BO15D, May 3rd 2006. 2.1.4. Name of the registration body executing state registration of the share issue (additional issue): Central Bank of the Russian Federation. 2.1.5. The number of placed shares and nominal value of each share (if availability of nominal value is stipulated by the legislation of RF). The number of placed shares: 2,000,000 (Two million) items. Nominal value of one share: RUR 10 (Ten). 2.1.6. Method of placing shares, and in case of placing shares by way of closed subscription: a circle of potential share purchasers. Method of placing shares: open subscription. 2.1.7. Price of placing shares or the procedure of its definition. Price of placing ordinary non-documentary registered shares, including price of placing shares of additional issue to the persons with pre-emptive right to purchase the placed shares, is defined in the following proportion: one ordinary non-documentary registered share with a nominal value RUR 10 shall be placed by a purchaser at the value of RUR 729 (if purchased by citizens of RF) or $ 27 (if purchased by non-residents of RF) at the exchange rate RUR 27 per 1 USD. 2.1.8. Granting to the issuer's participants (shareholders) and/or other persons the pre-emptive right to purchase securities: In accordance with articles 40, 41 of Federal Law «About Joint-stock companies» the shareholders of Bank Vozrozhdenie (OAO) have the pre-emptive right to purchase the distributed securities by open subscription for additional shares in the number proportional to the number of the Bank Vozrozhdenie's ordinary shares in their possession. The date of drawing up a shortlist of persons with the pre-emptive purchasing right is the date of taking by the Bank Vozrosjdenie's Supervisory Council of the decision on enlargement of the authorized capital by way of placement of additional ordinary shares – April 12th 2006.
2.2. Opening date of share placement among participants of open subscription: June 26th 2006.
2.3. Opening date of share placement can be changed, if information about this fact is published in the news and on the Internet site not less than 1 day before publishing the opening date of share placement in this message.

2.4. Closing date of share placement or procedure of its definition.

The closing date of share placement among individuals purchasing shares by open subscription shall be the earliest of the following dates:

- date of placing the last share of this additional issue; or
- the 30th (thirtieth) business day from the Opening date of placement among participants of the open subscription»).

Herewith, the closing date of placing shares of this additional issue should not be later than one year from the date of state registration of this additional share issue.

3. Signature		
3.1. Deputy Chairman of Bank Vozrozhdeniye (OAO)	(*signature*)	A.V.Dolgopolov
3.2. Date: June 14, 2006		
Stamp		

MESSAGE

about results of exercising pre-emptive right to purchase shares of additional issue

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Content of the Message
Information about distributed shares:
2.1.Category (type), series and other identification characteristics of securities: ordinary non-documentary registered shares.
2.2. State registration number of the share issue (additional issue) and the date of state registration: 10101439BO15D, May 3rd 2006.
2.3. Name of the registration body executing state registration of the additional share issue: Central Bank of the Russian Federation.
2.4. The number of placed shares and nominal value of each share: - The number of placed shares: 2,000,000 (Two million) items. - Nominal value of one share: RUR 10 (Ten).
2.5. Method of placing shares: open subscription.
2.6. The date of drawing up the shortlist of persons with pre-emptive right to purchase shares of additional issue: 12.04.2006 (the end of the registrar's operational day).
2.7. The opening date to file applications for purchasing shares of additional issue by the persons with the pre-emptive purchasing right: 25.05.2006.
2.8. The closing date to file applications for purchasing shares of additional issue by the persons with the pre-emptive purchasing right: 13.06.2006.
2.9. The opening date of payment for the acquired shares of additional issue by the persons with the pre-emptive purchasing right: 15.06.2006.
2.10. The closing date of payment for the acquired shares of additional issue by the persons with the pre-emptive purchasing right: 21.06.2006.
2.11. Price of placement and procedure of its estimation: Price of placement of ordinary non-documentary registered shares, including price of placing additional shares for the persons with pre-emptive right to purchase the placed shares is estimated as follows: one ordinary non-documentary registered share with nominal value RUR 10 shall be placed by the purchaser at the price RUR 729 (if purchased by RF citizens) or $ 27 (if purchased by non-residents of RF) at the exchange rate RUR 27 for $1.
2.12. The number of applications filed by the persons with pre-emptive right is 39, including in the lifetime of pre-emptive right – 26, after expiration of the pre-emptive right – 13 applications.
2.13. 7 persons with the pre-emptive right concluded the securities sale and purchase agreements and paid for the placed shares.

2.14. The number and portion of additional issue shares placed among persons with pre-emptive purchasing right consists 236 items (0.0118% of the total number of the additional share issue).
2.15. The number of the additional issue shares to be placed by open subscription among an unlimited circle of persons is 1,999,764 items.
2.16. The date of the issuer's summarizing results of exercising the pre-emptive right to purchase the placed shares of additional issue: 22.06.2006.

3. Signature		
3.1. Deputy Chairman of Bank Vozrozhdeniye (OAO)	(*signature*)	A.V.Dolgopolov
3.2. Date: June 23, 2006		
Stamp		